Exhibit 5.1

May 29, 2019

TriState Capital Holdings, Inc.

301 Grant Street, 27th Floor

Pittsburgh, PA 15219

Ladies and Gentlemen:

I am General Counsel of TriState Capital Bank, a Pennsylvania state banking corporation (the “Bank”) and wholly owned consolidated subsidiary of the TriState Capital Holdings, Inc., a Pennsylvania corporation (the “Company”), and have represented the Company in connection with (i) the Company’s proposed issuance and deposit with the Depositary and Transfer Agent up to 80,500 shares (the “Preferred Shares”) of the Company’s 6.375% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock, no par value (“Designated Preferred Stock”), and (ii) the Company’s proposed sale to the Underwriters (as defined below) of up to 3,220,000 depositary shares (individually, a “Depositary Share,” and collectively, the “Depositary Shares”), each such Depositary Share representing ownership of a 1/40th interest in one share of the Designated Preferred Stock, and each such Depositary Share to be evidenced by a depositary receipt deposited with the Depositary, Registrar and Transfer Agent.

The Preferred Shares and the Depository Shares are being issued and sold in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to the terms and conditions of the Underwriting Agreement, dated May 21, 2019 (the “Underwriting Agreement”), by and between the Company and Keefe, Bruyette & Woods, Inc. and Raymond James & Associates, Inc. as representatives of the underwriters named in Schedule A thereto (the “Underwriters”). Capitalized terms not otherwise defined herein have the meanings given to them in the Underwriting Agreement.

In rendering this opinion, I have examined copies of the following documents (the “Transaction Documents”):

1.	Registration Statement on Form S-3, dated December 21, 2017 as filed with, and later declared effective by, the U.S. Securities and Exchange Commission (“the SEC”);
2.	Preliminary prospectus supplement, dated May 21, 2019, as filed with the SEC;
3.	Term sheet with respect to the offer and sale of the Preferred Shares and the Depositary Shares, dated May 21, 2019, as filed with the SEC;
4.	Prospectus supplement, dated May 21, 2019, as filed with the SEC (the “Prospectus”);
5.	Underwriting Agreement;
6.	Deposit Agreement;
7.	Articles of Amendment to the Company’s Articles of Incorporation, creating the Designated Preferred Stock;
8.	The Company’s Registration Statement on Form 8-A (Articles of Amendment relating to Designated Preferred Stock and Deposit Agreement);
9.	Current Report on Form 8-K (Exhibits 5.1 and 5.2); and
10.	Officers’ certificate pursuant to the Underwriting Agreement.

TriState Capital Holdings, Inc.

May 29, 2019

I have also have reviewed such corporate records, certificates and other documents, and such questions of law, as I have deemed necessary or appropriate for the purposes of this opinion. As legal counsel for the Company in connection with the issuance and sale of the Securities, I have also participated in conferences with the Company (acting through its duly authorized officers, including its chief executive and chief financial and accounting officers).

The opinions hereinafter expressed are subject to the following qualifications:

(i)                 I have assumed that all signatures are genuine, that all documents submitted to me as originals are authentic and that all copies of documents submitted to me conform to the originals. I have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by me to be responsible.

(ii)               I have assumed that (a) each of the parties to the Transaction Documents (other than the Company) is duly organized, validly existing and in good standing under the laws of all jurisdictions where it is conducting its businesses or otherwise required to be so qualified, and has full power and authority to execute, deliver and perform its duties under the Transaction Documents, (b) the Transaction Documents executed by each party (other than the Company), have been duly authorized, executed and delivered by, and constitute legal, valid and binding agreements of, such party, (c) no further consent, approval, authorization, declaration or filing by or with any governmental authority is required for the valid execution and delivery of the Transaction Documents by any party (other than the Company), and (d) each party (other than the Company) has acted and will act in good faith and will seek to enforce its rights and remedies under the Transaction Documents in a commercially reasonable manner.

(iii)             With respect to my opinions set forth in paragraphs 1 and 2 below regarding the incorporation and good standing of the Company, and the chartering and good standing of the Bank, I have relied with your permission on the good standing certificates of each such entity delivered to you in connection with the Transaction Documents and have assumed without further investigation that such good standing certificates remain in effect as of the date hereof.

(iv)             This opinion is based upon the laws of the Commonwealth of Pennsylvania (the “Commonwealth”) and the United States of America, and I express no opinion on the laws of any other jurisdiction.

(v)               It is to be understood that the enforceability of the Transaction Documents may be limited or otherwise affected by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights heretofore or hereafter enacted to the extent constitutionally applicable and that enforcement may also be subject to the exercise of judicial discretion in the application of general principles of equity in appropriate cases (regardless of whether enforcement is sought in equity or at law).

TriState Capital Holdings, Inc.

May 29, 2019

Based upon the foregoing and subject to the qualifications, assumptions and limitations stated herein, I am of the opinion that:

1.                  The Company is a corporation, duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania.

2.                  The Preferred Shares have been duly authorized and, upon payment and delivery in accordance with the Underwriting Agreement, will be validly issued and fully paid and non-assessable.

The opinions herein are given as of the date hereof. I assume no obligation to update or supplement any of the opinions to reflect any facts or circumstances that may hereafter come to our attention or any changes in laws that may hereafter occur.

I hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Company’s Current Report on Form 8-K of even date herewith, and to the use of my name under the caption “Legal Matters” in the Prospectus relating to the Preferred Shares and the Depository Shares.

Very truly yours,

/s/ Karla Villatoro de Friedman